AB* 7/9

UNI
SECURITIES AND
Washington, D.C. 20549

09041792

SECURITIES AND EXCHANGE COMMISSION
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JUN 29 2009
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan P. Chodosh — (516) 390-5525
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last, first, middle name)

60 Broad Street	New York,	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. No. 8-20746)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities and Exchange Act of 1934
as a Public Document.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
David Lerner Associates, Inc.

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of David Lerner Associates, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 23, 2009

DAVID LERNER ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2008

ASSETS	
CASH AND CASH EQUIVALENTS	$25,019,117
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	5,287,851
CASH DEPOSITED WITH CLEARING ORGANIZATIONS	1,867,950
RECEIVABLES FROM:	
Customers	9,776,107
Brokers and dealers	2,209,950
Related parties	866,877
SECURITIES OWNED—At fair value	10,684,488
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS AT COST, less accumulated depreciation of $5,037,814	1,604,383
OTHER ASSETS	2,263,228
TOTAL	$59,579,951
LIABILITIES AND STOCKHOLDER'S EQUITY	
PAYABLES TO:	
Customers	$ 6,471,888
Broker and dealers	101,331
SECURITIES SOLD, NOT YET PURCHASED—At fair value	188,162
COMMISSIONS PAYABLE	3,183,088
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	15,555,883
	25,500,352
STOCKHOLDER'S EQUITY:	
Common stock, voting, no par value; authorized, 200 shares; 10 shares outstanding	5,000
Common stock, nonvoting, no par value; authorized, 200 shares; 3.3334 shares outstanding	-
Additional paid-in capital	952,370
Retained earnings	33,122,229
Total stockholder's equity	34,079,599
TOTAL	$59,579,951

See notes to financial statements.

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly known as the National Association of Securities Dealers, Inc. The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner, and it is an "S" Corporation under the Internal Revenue Code. The nonvoting, common shares are held by a trust established by David Lerner.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

The Company maintains cash deposits with three major financial institutions in excess of federal deposit insurance levels. Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Purchases and sales of proprietary financial instruments as well as commission revenues and related expenses are recorded on a trade-date basis. Production-related compensation and benefits expense is recorded in the same period as the revenue to which it pertains.

Securities owned and securities sold, not yet purchased ("financial instruments"), are recorded at fair value, and unrealized gains and losses are included in principal transactions revenue. Interest revenue and expense arising from financial instruments used in trading activities are reflected in the statement of income as interest revenue or expense. The fair value of financial instruments is generally based on observable market prices.

Periodically, the Company will enter into TBA forward contracts and futures contracts to hedge its securities owned. Any gains and losses resulting from these contracts are recognized in principal transactions on the statement of income.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Revenues generated by the Company's sale and distribution of certain real estate investment trust ("REIT") units represent approximately 62% of total 2008 revenues. These REIT units have been issued by Apple REIT Eight and Apple REIT Nine, Inc., which owns hotels throughout the United States.

Promotional expenses are expensed as incurred.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 ("Interpretation 48"), "Accounting for Uncertainty in Income Taxes," to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB

Statement 5, "Accounting for Contingencies." Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RECEIVABLES FROM, AND PAYABLES TO, CUSTOMERS

Receivables from, and payables to, customers represent amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

At December 31, 2008, the fair value of customer securities received as collateral where the Company was permitted to sell or repledge the securities was $4,033,743, none of which was repledged.

3. RELATED PARTY TRANSACTIONS

The Company is wholly owned by David Lerner (the "Stockholder"). The Company and various other affiliates (controlled by the Stockholder) loan and borrow funds among the related parties.

The Company entered into a lease extension agreement on December 5, 2001, with HSS Realty, LLC (an LLC owned by the Stockholder). The building and mortgage are in the name of the stockholder. The lease terminates on December 31, 2011.

The Company entered into a lease agreement on July 1, 2004, with DSD Realty, LLC (an LLC owned by the Stockholder). The building and mortgage are in the name of the stockholder. The lease terminates on June 30, 2014.

At December 31, 2008, the receivables from related parties were as follows:

HSS Realty II, LLC	$ 412,288
SRLA Inc	129,411
Spirit Management Company	127,809
Other	197,369
Total receivables from related parties	$ 866,877

In December 2003, the FASB issued FIN 46R, "Consolidation of Certain Variable Interest Entities (revised December 2003) – an Interpretation of ARB No. 51," which further clarifies FIN 46 issued on January 17, 2003. FIN 46R clarifies when an entity should consolidate another entity known as a Variable Interest Entity ("VIE"), more commonly referred to as a special purpose entity ("SPE"). A VIE is an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties, and may include many types of SPEs. FIN 46R requires that an entity shall consolidate a VIE if that entity has a variable interest that will absorb a majority of the VIEs expected losses if they occur,

receive a majority of the VIEs expected residual returns if they occur, or both. As of December 31, 2008, the Company has determined that FIN 46R does not materially affect the financial statements.

4. FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157, "Fair Value Measurements," as of January 1, 2008, which, among other things, requires enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. The adoption of SFAS No. 157 had no impact on the financial condition or results of operation of the Company.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required by SFAS No. 157, we do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The following table summarizes the valuation of our investments by the above SFAS No. 157 fair value hierarchy levels as of December 31, 2008:

Securities owned and securities sold, not yet purchased, consist of the following:

Securities owned, at fair value	Level 1	Level 2	Total
Mortgage-backed securities		$ 1,732,304	$ 1,732,304
State and municipal obligations and other nonequities		8,818,904	8,818,904
Equities	$ 133,280	-	133,280
Total securities owned, at fair value	$ 133,280	$ 10,551,208	$ 10,684,488

Securities sold, not yet purchased, at fair value	Level 1	Level 2	Total
Mortgage-backed securities	$ -	$ 155,196	$ 155,196
State and municipal obligations and other nonequities	-	32,966	32,966
Equities	-	-	-
Total securities sold, not yet purchased, at fair value	$ -	$ 188,162	$ 188,162

5. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2008, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$ 2,957,732
Data processing equipment	1,720,801
Leasehold improvements	904,449
Telephone equipment	861,412
Automobiles	197,803
Total	6,642,197
Less accumulated depreciation and amortization	(5,037,814)
Furniture, equipment, and leasehold improvements—net	$ 1,604,383

6. OTHER ASSETS

At December 31, 2008, other assets consist of the following:

Commissions receivable	$ 418,153
Deferred compensation asset	249,511
Prepaid expense	344,290
Taxes receivable	317,000
Prepaid insurance	259,571
Employee advances and investment counselors' advances receivable	43,973
Other	630,730
Total other assets	$ 2,263,228

7. SHORT-TERM BANK LOANS

Short-term bank loans bear interest at the federal funds rate plus 50 basis points. The loans are collateralized by securities owned by the Company up to the loan amount plus an additional percentage based on the type of security collateral and are payable upon demand. There were no bank loans outstanding at December 31, 2008.

8. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years. It is the Company's policy to fund all amounts when due.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 4% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is reduced by the Company's contribution to the investment counselors' 401(k) plan and is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. The Company may, at its sole discretion, terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The total unrecognized amount of $5,352,065 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year. At December 31, 2008, the liability to investment counselors under the Agreement aggregated $6,445,432 and is included in accounts payable and accrued expenses.

Effective as of January 1, 1998, the Company established the David Lerner Associates, Inc. Equity Participation Plan (the "EPP"). The EPP, which is primarily for selected employees, has authorized 137,100 units representing 10% of the Company's equity for grants to employees. The EPP's units are essentially the economic equivalent of shares in the Company. Subject to the terms of the EPP and the Equity Participation Agreement, the holder of EPP units will be paid for the value of such units, based upon a specified formula at the end of the grant period or, upon certain conditions, upon termination of employment with David Lerner Associates, Inc. As of December 31, 2008, 136,750 EPP units are outstanding with a future value totaling $3,916,054. In 2008, the Company paid out $857,960 for EPP units that reached the end of their

grant period. The liability for the EPP was $3,025,136 and is included in accounts payable and accrued expenses at December 31, 2008.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2008, the remaining liability under the Deferred Compensation plan was $249,511, and is included in accounts payable and accrued expenses.

The Company has a commitment to a former employee that provides annual payments of $100,000 for life, the present value of which, as of December 31, 2008, is $1,186,396, and is recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

9. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under several noncancellable lease agreements primarily for the rental of office space. The lease agreements contain customary escalation clauses based principally upon real estate taxes, building maintenance and utility costs.

One of the above-mentioned leases is with an LLC owned by the Stockholder (see Note 3).

At December 31, 2008, minimum annual rental commitments, exclusive of common area charges, are as follows:

December 31	Amount
2009	$ 1,514,426
2010	1,352,249
2011	1,237,251
2012	587,266
2013	517,287
Thereafter	380,787
Total	$ 5,589,266

The Company has been named as a defendant in several claims and/or lawsuits arising from its securities business. Certain of the legal actions include claims for compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved in other reviews, investigations and proceedings by self-regulatory agencies (both formal and informal) regarding the Company's business activities, certain of which could result in adverse judgments, settlements, fines or penalties. Management of the Company, based on discussions with legal counsel, believes that these actions are adequately provided for, and that their resolution will not have a material adverse effect on the results of operations or the financial condition of the Company.

For over 20 years, David Lerner Associates, Inc. has utilized the services of The Reserve Funds to provide a money market vehicle for clients to invest excess cash. The Reserve Funds are an independent mutual fund complex that is not affiliated with the company. On September 16, 2008, the Reserve Funds announced that due to the bankruptcy filing by Lehman Brothers, it was valuing its Primary Fund's holding in Lehman Brothers debt securities at zero. As a result, the net asset value of the Primary Fund dropped below $1.00 per share. Following this event was an unprecedented amount of requests for redemptions of The Reserve Funds, which created the need for The Reserve Funds to postpone the payment of redemptions. On

September 17, 2008, the Company's clients had $326 million at The Reserve Funds, which was reduced by payments from The Reserve Funds to $86 million at December 31, 2008, and further reduced to $25 million on February 13, 2009.

In November 2008 David Lerner Associates, Inc. decided to utilize the services of Federated Investors, Inc., one of the largest mutual fund managers in the nation to provide money market mutual fund investments for its clients. The Company elected to automatically transfer clients' available money market balances from The Reserve Funds to Federated Funds.

10. GUARANTEES

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company is a member of a U.S. exchange and clearinghouse that trade and clear securities contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2008, the Company had net capital of $28,396,764 which was 308% of aggregate debit balances and $28,146,764 in excess of required net capital. The Company is also subject to the reserve requirements pursuant to rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2008, the Company did not have a reserve requirement under this regulation.

12. INCOME TAXES

The Company has elected to be taxed as an S Corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the Stockholder. Income taxes represent amounts provided for those states that impose a tax on S Corporations and for those jurisdictions that do not recognize S Corporation status.

13. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by either the client or the counterparty, the Company may be required to discharge the obligation of the nonperforming party. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has procedures in place which are designed to monitor the creditworthiness of each client and counterparty with which it conducts business.

As of December 31, 2008, the Company sold short for future settlement contracts for pools of US Government Agency Mortgage Backed Securities ("TBAs") with a principal value of $243,691.

14. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash, receivables from brokers and dealers, customers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers and customers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

February 23, 2009

Board of Directors and Stockholders
David Lerner Associates, Inc.

In planning and performing our audit of the financial statements of David Lerner Associates, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the

practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 23, 2009